

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Guilherme Dias Fernandes Benchimol
Chief Executive Officer
XP Inc.
Av. Chedid Jafet, 75, Torre Sul, 30th floor,
Vila Olímpia – São Paulo
Brazil 04551-065

> **Re: XP Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted November 17, 2020**
> **CIK No. 0001787425**

Dear Mr. Benchimol:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance